CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee

High Income Trigger Securities due 2008	$42,000,000.00	$4,494.00

PROSPECTUS Dated January 25, 2006	Pricing Supplement No. 168
AMENDMENT NO. 1 TO PROSPECTUS SUPPLEMENT	Registration Statement No. 333-131266
For HITS	Dated January 24, 2007
Dated December 21, 2006	Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Fixed Rate Notes

10.5% HITS due February 20, 2008
Based on the Common Stock of Apple Inc.
High Income Trigger SecuritiesSM (“HITSSM”)

The HITS offered are senior unsecured obligations of Morgan Stanley, will pay a coupon of 10.5% per year and will have the terms described in the prospectus supplement for HITS and the prospectus, as supplemented or modified by this pricing supplement. At maturity, the HITS will pay either (i) an amount of cash equal to the stated principal amount of the HITS, or (ii) a number of shares of common stock of Apple Inc., if the trading price of the common stock of Apple Inc. decreases to or below the trigger price over the term of the HITS. The HITS do not guarantee any return of principal at maturity.

Final Terms:
Underlying company:
Underlying stock:
Aggregate principal amount:
Pricing date:
Original issue date (Settlement date):
Maturity date:
Issue price:
Stated principal amount:
Coupon rate:
Interest payment dates:
Denominations:
Initial share price:
Trigger level:
Trigger price:
Payment at maturity:

Apple Inc., which we refer to as Apple
The common stock of Apple
$42,000,000
January 24, 2007
January 31, 2007, which is the fifth trading day following the pricing date
February 20, 2008
$10 per HITS (see footnote 2 to the table below)
$10 per HITS
10.5% per annum
May 20, 2007, August 20, 2007, November 20, 2007 and the maturity date
$10 (and integral multiples thereof)
$86.70, the closing price of underlying stock on the pricing date
75%
$65.025, equal to 75% of the initial share price
If at any time on any trading day from and including the pricing date to and including the determination date:

•	the trading price has not decreased to or below the trigger price, then you will receive an amount in cash equal to $10 per HITS, or
•	the trading price has decreased to or below the trigger price, then you will receive shares of common stock in exchange for each HITS at the exchange ratio.
Exchange ratio: Determination date: Exchange right: Listing:

0.11534, which is equal to $10 divided by the initial share price
February 15, 2008, subject to postponement in the event of certain market disruption events
The HITS are not exchangeable into cash or underlying stock prior to maturity.
The HITS have been approved for listing on the AMEX subject to official notice of issuance. The AMEX listing symbol for the HITS is “APK”. It is not possible to predict whether any secondary market for the HITS will develop.

CUSIP: Agent: Calculation agent:	61750V832 Morgan Stanley & Co. Incorporated, which we refer to as MS & Co. MS & Co.

The HITS involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on PS-6.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

PRICE $10 PER HITS

	Price to Public(1)	Agent’s Commissions(2)	Proceeds to Company

Per HITS	$10	$0.20	$9.80
Total	$42,000,000	$840,000	$41,160,000

(1)	Plus accrued coupon, if any, from the original issue date.
(2)	The HITS will be issued at $10 per HITS and the agent’s commissions will be $0.20 per HITS; provided that the price to public and the agent’s commissions for any single transaction to purchase between $1,000,000 to $2,999,999 principal amount of HITS will be $9.9625 per HITS and $0.1625 per HITS, respectively; for any single transaction to purchase between $3,000,000 to $4,999,999 principal amount of HITS will be $9.9438 per HITS and $0.14375 per HITS, respectively; and for any single transaction to purchase $5,000,000 or more principal amount of HITS will be $9.9250 per HITS and $0.125 per HITS, respectively. Selling concessions allowed to dealers in connection with the offering may be reclaimed by the agent, if, within 30 days of the offering, the agent repurchases the HITS distributed by such dealers.

MORGAN STANLEY

Where You Can Find More Information

     Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a amendment No. 1 to prospectus supplement for HITS) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for HITS and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement for HITS if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

  Amendment No. 1 to prospectus supplement for HITS dated December 21, 2006:
  http://www.sec.gov/Archives/edgar/data/895421/000095010306002842/dp04046_424b2.htm

  Prospectus dated January 25, 2006:
  http://www.sec.gov/Archives/edgar/data/895421/000095010306000145/jan2506_424b2.txt

     Terms used in this pricing supplement are defined in the prospectus supplement for HITS or in the prospectus. As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

“High Income Trigger Securities” and “HITS” are service marks of Morgan Stanley.

Your Return on the HITS

     No guaranteed return of principal. Unlike ordinary debt securities, the HITS do not guarantee any return of principal at maturity.

     Coupon on the principal amount. We will pay a coupon on the HITS at a rate that will be 10.5% of the stated principal amount per year on May 20, 2007, August 20, 2007, November 20, 2007 and the maturity date, which is more than the current dividend rate on the underlying stock. For U.S. federal income tax purposes, we and you will generally agree to treat a portion of the total coupon as interest, accruing at 5.363% per annum compounded quarterly, and the remaining portion as option premium, equivalent to 5.137% per annum. See “United States Federal Income Taxation” below. You will be entitled to receive all coupon payments on the stated principal amount of your HITS whether we deliver cash or shares of the underlying stock at maturity.

     Payment at maturity. We will deliver to you on the maturity date for each $10 stated principal amount of HITS that you hold:

  if the trading price of the underlying stock has not decreased to or below the trigger price at any time on any trading day from and including the pricing date to and including the determination date, an amount in cash equal to $10 per HITS; or

  if the trading price of the underlying stock has decreased to or below the trigger price at any time on any trading day from and including the pricing date to and including the determination date, shares of the underlying stock in exchange for each HITS at the applicable exchange ratio.

  where,
exchange ratio	=	0.11534

     Postponement of maturity date. If the scheduled determination date is postponed because that day is not a trading day or a market disruption event occurs on that day and the actual determination date is less than two trading days prior to the scheduled maturity date, the maturity date will be the second trading day following the determination date as postponed.

Hypothetical Payments on the HITS

     The following examples illustrate the payment at maturity on the HITS for a range of hypothetical closing prices for the underlying stock on a hypothetical determination date, which is approximately one year from the issue date of the HITS, depending on whether an intraday trading price during the term of the HITS has or has not decreased to or below the trigger price.

The hypothetical examples are based on the following values:

•	Stated principal amount
	(per HITS):	$10.00
•	Initial share price:	$86.70
•	Exchange ratio:	0.11534 (the $10.00 stated principal amount divided by the initial share price)
•	Trigger price:	$65.025 (75% of the initial share price)
•	Annual coupon:	10.5%

     TABLE 1: This table represents the hypothetical payment at maturity and the total payment over the term of the HITS (assuming a one-year term) on a $10.00 investment in the HITS if the trading price of the underlying stock has not decreased to or below the trigger price of $65.025 at any time on any trading day from and including the pricing date to and including the determination date. Consequently, the payment at maturity in each of these examples would be made in cash.

Hypothetical underlying stock closing price at determination date	Value of cash delivery amount at maturity per HITS	Total quarterly coupon payments	Value of total payment per HITS

$65.00	$10.00	$1.05	$11.05
$75.00	$10.00	$1.05	$11.05
$85.00	$10.00	$1.05	$11.05
$95.00	$10.00	$1.05	$11.05
$105.00	$10.00	$1.05	$11.05
$115.00	$10.00	$1.05	$11.05
$125.00	$10.00	$1.05	$11.05

     TABLE 2: This table represents the hypothetical payment at maturity and the total payment over the term of the HITS (assuming a one-year term) on a $10.00 investment in the HITS if the trading price of the underlying stock has decreased to or below the trigger price of $65.025 at any time on any trading day from and including the pricing date to and including the determination date. Consequently, the payment at maturity in each of these examples would be made by the delivery of shares of the underlying stock.

Hypothetical underlying stock closing price at determination date	Value of shares of underlying stock delivered at maturity per HITS	Total quarterly coupon payments	Value of total payment per HITS

$0.00	$0.0000	$1.05	$1.0500
$20.00	$2.3068	$1.05	$3.3568
$40.00	$4.6136	$1.05	$5.6636
$50.00	$5.7670	$1.05	$6.8170
$60.00	$6.9204	$1.05	$7.9704
$75.00	$8.6505	$1.05	$9.7005
$80.00	$9.2272	$1.05	$10.2772
$85.00	$9.8039	$1.05	$10.8539
$90.00	$10.3806	$1.05	$11.4306
$95.00	$10.9573	$1.05	$12.0073

     Because the trading price of the underlying stock may be subject to significant fluctuation over the term of the HITS, it is not possible to present a chart or table illustrating the complete range of possible payouts at maturity. The examples of the hypothetical payout calculations above are intended to illustrate how the amount payable to you at maturity will depend both on (a) whether the trading price of the underlying stock falls to or below the trigger price from and including the pricing date to and including the determination date and (b) the closing price of the underlying stock on the determination date.

     You can review the historical prices of the underlying stock in the section of this pricing supplement called “Description of HITS—Historical Information.” The historical performance of the underlying stock included in this pricing supplement should not be taken as an indication of the future performance of the underlying stock during the term of the HITS. It is impossible to predict (a) whether the prices of the underlying stock will rise or fall during the term of the HITS, (b) whether the trading price of the underlying stock will decrease to or below the trigger price during the term of HITS or (c) the closing price of the underlying stock on the determination date.

Apple Common Stock – Public Information

     Apple designs, manufactures, and markets personal computers and related software, services, peripherals, networking solutions, a line of portable digital music players along with related accessories and services, and sells a variety of third-party hardware and software products through its online and retail stores. The underlying stock is registered under the Exchange Act. Information provided to or filed with the Commission by the underlying company pursuant to the Exchange Act can be located by reference to Commission file number 000-10030 through the Commission’s website at http://www.sec.gov. In addition, information regarding the underlying company may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. See the section called “Underlying Company and Stock—Public Information” in the prospectus supplement for HITS.

     This pricing supplement relates only to the HITS offered hereby and does not relate to the underlying stock or other securities of Apple. We have derived all disclosures contained in this prospectus supplement regarding Apple from the publicly available documents described in the preceding paragraph. In connection with the offering of the HITS, neither we nor the agent has participated in the preparation of such documents or made any due diligence inquiry with respect to Apple. Neither we nor the agent makes any representation that such publicly available documents or any other publicly available information regarding Apple is accurate or complete.

     Neither we nor any of our affiliates makes any representation to you as to the performance of the underlying stock.

     Historical Information. The following table sets forth the published high and low closing prices of the underlying stock for 2004, 2005, 2006, and 2007 through January 24, 2007. The closing price of the underlying stock on January 24, 2007 was $86.70. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. You should not take the historical closing prices of the underlying stock as an indication of future performance.

	High	Low

(CUSIP 037833100)
2004
First Quarter	13.96	10.64
Second Quarter	16.85	12.89
Third Quarter	19.38	14.57
Fourth Quarter	34.22	19.15
2005
First Quarter	45.07	31.65
Second Quarter	43.74	34.13
Third Quarter	53.84	36.50
Fourth Quarter	74.98	49.25
2006
First Quarter	85.59	58.71
Second Quarter	71.89	56.02
Third Quarter	77.61	50.67
Fourth Quarter	91.80	73.18
2007
First Quarter (through
January 24, 2007)	97.13	83.76

     Historical closing prices with respect to the underlying stock have been adjusted for a two-for-one stock split that was effected on February 28, 2005. Apple did not pay cash dividends in 2004, 2005, 2006 and 2007 through January 24, 2007 on the underlying stock. We make no representation as to the amount of dividends, if any, that Apple will pay in the future. In any event, as an investor in the HITS, you will not be entitled to receive dividends, if any, that may be payable on the underlying stock.

     The following graph shows the intraday high, intraday low and closing prices of the underlying stock for the 13 month period from December 24, 2005 to January 24, 2007. We obtained the closing prices from Bloomberg Financial Markets, without independent verification. You should not take the historical prices of the underlying stock as an indication of future performance.

     The net proceeds we receive from the sale of the HITS will be used for general corporate purposes and, in part, in connection with hedging our obligations under the HITS through one or more of our subsidiaries.

     On or prior to the date of this pricing supplement, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the HITS by taking positions in the underlying stock and in options contracts on the underlying stock listed on major securities markets. Such purchase activity could have increased the closing price of the underlying stock on the pricing date, and, accordingly, have increased the trigger price relative to the price of the underlying stock absent such hedging activity. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement for HITS.

Risk Factors

     The HITS involve risks not associated with conventional debt securities, some of which are briefly summarized below:

     The HITS do not guarantee return of principal at maturity. Our payment to you at maturity will either be (i) cash equal to the stated principal amount of each HITS or (ii) a number of shares of the underlying stock, if the trading price of the underlying stock decreases below the trigger price over the term of the HITS. If we deliver shares of the underlying stock at maturity in exchange for each HITS, the value of those shares may be less than the stated principal amount of each HITS and could be zero.

     Except in certain circumstances, you will not participate in any appreciation in the value of the underlying stock. Generally, you will not participate in any appreciation in the price of the underlying stock, and your return on the HITS will be limited to the coupon payable on the HITS.

     Secondary trading may be limited. There may be little or no secondary market for the HITS. You should be willing to hold your HITS to maturity.

     Market price of the HITS will be influenced by many unpredictable factors. Although we expect that generally the trading price of the underlying stock on any day will affect the value of the HITS more than any other single factor, other factors that may influence the value of the HITS include: whether the trading price of the underlying stock has decreased to or below the trigger price at any time on any trading day, the volatility, the dividend rate on the underlying stock, geopolitical conditions and economic, financial, political, regulatory or judicial events, interest and yield rates in the market, the time remaining to the maturity of the HITS, our creditworthiness and the occurrence of certain events affecting Apple that may or may not require an adjustment to the exchange ratio.

     The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase HITS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the HITS, as well as the projected profit included in the cost of hedging our obligations under the HITS.

     If the HITS are accelerated, you may receive an amount worth substantially less than the stated principal amount of the HITS. The amount payable to you if the maturity of the HITS is accelerated will differ depending on whether it is due to a price event acceleration due to a decline in the closing price of the underlying stock times the exchange factor for two consecutive trading days to the acceleration trigger price of $2.00 per share, or an event of default acceleration, and may be substantially less than the stated principal amount of the HITS.

     Morgan Stanley is not affiliated with Apple. Apple is not an affiliate of ours and is not involved with this offering in any way.

     Morgan Stanley may engage in business with or involving Apple without regard to your interests. We or our affiliates may presently or from time to time engage in business with Apple without regard to your interests, and thus may acquire non-public information about Apple. Neither we nor any of our affiliates undertakes to disclose any such information to you. In addition, we or our affiliates from time to time have published and in the future may publish research reports with respect to Apple, which may or may not recommend that investors buy or hold the underlying stock.

     You have no shareholder rights. Investing in the HITS is not equivalent to investing in the underlying stock. As an investor in the HITS, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the underlying stock.

     The HITS may become exchangeable into the common stock of a company other than Apple. Following certain corporate events relating to the underlying stock, you may receive at maturity or the common stock of a successor corporation to Apple. The occurrence of such corporate events and the consequent adjustments may materially and adversely affect the market price of the HITS.

     The antidilution adjustments the calculation agent is required to make do not cover every corporate event that could affect the underlying stock. For example, the calculation agent is not required to make any adjustments if Apple or anyone else makes a partial tender or partial exchange offer for the underlying stock. If an event occurs that does not require the calculation agent to adjust the amount of the underlying stock payable at maturity, the market price of the HITS may be materially and adversely affected.

     The economic interests of MS & Co., as the calculation agent and of MS & Co. and other affiliates of ours that will carry out hedging activities related to the HITS or that trade the underlying stock on a regular basis are potentially adverse to your interests as an investor in the HITS. The hedging or trading activities of our affiliates on or prior to the date of this pricing supplement and during the term of the HITS could adversely affect the closing price of the underlying stock on the pricing date and on the determination date and, as a result, could decrease the amount you may receive on the HITS at maturity. Any of these hedging or trading activities on or prior to the pricing date could potentially have increased the closing price of the underlying stock on the pricing date and, accordingly, potentially have increased the initial share price used to calculate the trigger price and, therefore, potentially have raised the trigger price relative to the price of the underlying stock absent such hedging or trading activity. Additionally, such hedging or trading activities during the term of the HITS could potentially affect whether the trading price of the underlying stock decreases to or below the trigger price and, therefore, whether or not you will receive the stated principal amount of the HITS or shares of the underlying stock at maturity. Furthermore, if the trading price of the underlying stock has decreased to or below the trigger price such that you will receive shares of the underlying stock at maturity, our trading activities prior to or at maturity could adversely affect the value of the shares of underlying stock we will deliver at maturity.

     The U.S. federal income tax consequences of an investment in the HITS are uncertain. See the section called “United States Federal Income Taxation” below.

     For further discussion of these and other risks you should read the section entitled “Risk Factors” beginning on S-7 of the prospectus supplement for HITS. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the HITS.

ERISA

See “ERISA” in the prospectus supplement for HITS.

United States Federal Income Taxation

     The U.S. federal income tax consequences of an investment in the HITS are uncertain. There is no direct legal authority as to the proper tax treatment of the HITS, and our counsel has not rendered an opinion as to their proper characterization for U.S. federal income tax purposes. Pursuant to the terms of the HITS and subject to the discussion in the accompanying prospectus supplement under “United States Federal Taxation,” you have agreed with us to treat a HITS as a unit consisting of (i) an option granted by you to us, to enter into, upon the occurrence of certain events, a forward contract pursuant to which you agree to purchase Apple common stock from us at maturity and (ii) a deposit with us of a fixed amount of cash to secure your obligation under the forward contract. We have determined that the Yield on the Deposit is 5.363% per annum compounded quarterly, and that the remainder of the coupon on the HITS is attributable to the Option Premium, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Treatment of the HITS.”

     Please read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the HITS. If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the HITS, the timing and character of income on the HITS might differ. We do not plan to request a ruling from the IRS regarding the tax treatment of the HITS, and the IRS or a court may not agree with the tax treatment described in this pricing supplement and the prospectus supplement for HITS.

     You are urged to consult your own tax advisors regarding all aspects of the U.S. federal income tax consequences of investing in the HITS, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.